NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 27, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 15, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between Primavera Capital Acquisition Corporation and Lanvin Group Holdings Limited became effective on December 15, 2022. The Primavera Capital Acquisition Corporation Class A Ordinary Shares will be converted into the right to receive one Lanvin Group Holdings Limited Ordinary Share, and each Warrant will be converted into the right to receive one Lanvin Group Holdings Limited Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50. The Units of Primavera Capital Acquisition Corporation will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on December 15, 2022.